Contact

www.linkedin.com/in/hoangeric (LinkedIn)

Top Skills

PowerPoint
Investments
Finance

Languages

English (Native or Bilingual)
Mandarin (Limited Working)
Spanish (Limited Working)
Vietnamese (Limited Working)

Eric Hoang

Corp Dev | PE VC M&A
Los Angeles, California, United States

Experience

Fir Hills

Partner, Head of IR
January 2024 - Present (9 months)
Los Angeles, California, United States

Palm Tree Consulting

Principal
January 2024 - Present (9 months)
Los Angeles, California, United States

YATE Yerba Mate

Co-Founder
December 2022 - Present (1 year 10 months)
Los Angeles, California, United States

Antelope

VP, Strategy & M&A Integration
December 2022 - January 2024 (1 year 2 months)
Los Angeles, California, United States

ZEYA

Founder & CEO
December 2020 - December 2022 (2 years 1 month)
Shanghai, China

Herbalife Nutrition

6 years 10 months

Director, Strategy & Business Transformation
April 2018 - December 2020 (2 years 9 months)
Shanghai, China / Los Angeles, California, United States

Manager, International Expansion
March 2014 - April 2018 (4 years 2 months)
Los Angeles, California, United States

Banc of California
Analyst
May 2013 - March 2014 (11 months)
Los Angeles, California, United States

Bank of America Merrill Lynch
Analyst
May 2012 - August 2012 (4 months)
Los Angeles, California, United States

Ameriprise Financial Services, LLC
Analyst
January 2011 - August 2011 (8 months)
Orange County, California, United States

_____

Education

University of Michigan
Bachelor of Arts - BA, Economics